MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C. V.

                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     On April 21, 2005, at an extraordinary stockholders meeting, was approved the change the bussines name of the Company from Empresas ICA Sociedad Controladora, S. A. de C. V. to Empresas ICA, S. A. de C. V.

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican GAAP. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2004. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica owns more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     2. Summary of significant accounting policies

     A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     Repairs / materials inventories and cost of sales are valued at the price of the last purchase made during the period, without exceeding the realizable value. Cost of sales is restated using replacement cost at the time of the sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. Expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater to a year they are presented like long-term cash equivalent.

     C) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer.

     The development costs are valued at adquisition cost: the land, improvement and conditioning, permission and licences, all direct labor and materials, and indirect costs. Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is charged to results in the period in which they are incurred.

     D) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     E) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     F) Foreign currency translation of subsidiaries financial statements

     The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital".For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company.

     G) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     3. Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of Udi plus 9.5%. Balance as of March 31, 2005 is Ps.185,240.

     During January and February 2004, the Company acquired U.S. 3.3 millions of dollars of convertible debentures. Remnant was paid in March 15, 2004 for 92.4 U.S. million dollars.

     Secured loan (collateralized by assets) for 1,183 million pesos, maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005. During year 2004 and the period from January to March 2005 have done prepaid this debt by Ps.452 and Ps. 368 millions. At March 31, 2005 this loan was totally paid. At the present time SE ESTA TRAMITANDO LA LIBERACION DE LAS GARANTIAS OTORGADAS

     On March 5, 2004, CIISA obtained financing of $682.4 million dollar for the Hydroelectric Project El Cajon, comprising a syndicated loan of $452.4 million dollar maturing in August 2007 at LIBOR plus 3 points (5.40% as of December 31, 2004) and a bond issuance of $230 million dollar at an annual 6.5% rate, maturing in May 2008. On March 5, 2004, the $230 million dollar from the bond issuance was received and the syndicated loan is being received as required by the project. As of March 31, 2005, the syndicated loan amount used was $234.8 million dollar. Financing is mainly guaranteed by the construction contract's collection rights.

     In March 2004 the Company contracted a derivative that establishes a maximum rate of 3% at the one-month USD LIBOR BBA rate applicable to the syndicated loan. As of December 31, 2004 the notional amount is US$ 219.9 million and covers 100% of the syndicated loan; As of December 31, 2004 the fair value of this derivative is US$ 5.2 million and represents the present estimated value of future flows to the Company.

 4. Commitments and Contingencies

     In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (IDU for its initials in Spanish), in which ICA clamed payment of Works executed, additional costs and the termination and liquidation of the public Works contract for the refurbishment of the Malla Vial street network in Bogota (the Contract), for Contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002 the Arbitration Tribunal issued the award (the Arbitration Award) finalizing the process and ordering compensation for the claims by the parties. This Arbitration Award resulted in a net balance of $2.2 million U.S. Dollars in favor of the IDU and set forth the criteria for the termination of the Contract.

     After the issuance of the Arbitration Award, and prior to it being executed, both the IDU and ICA have made further formal reciprocal claims. The IDU ordered the execution for liquidated damages for breach in the amount of approximately $4.7 million U.S. Dollars and made a claim against the bonding company for the return of the advance payment that had not yet been amortized. ICA not only has challenged these new claims by the IDU, but also demanded indemnification in the amount of $8.7 million U.S. Dollars and damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling $9.1 million U.S. Dollars. In December 2004 an Administrative Tribunal decreed the inclusion of all the causes of action initiated by ICA into one case.

     As to the Arbitration Award, in September 2004, the IDU sought the judicial recognition of the Arbitration Award before a Judge of Mexico City, seeking to enforce payment of the award as well as interest, costs and expenses. ICA responded to the filing by principally objecting to the recognition of the Arbitration Award on the grounds that the arbitration procedure did not follow due process. As of the date of the financial statements, ICA filed a constitutional claim (amparo) alleging lack of legal capacity by the IDU. Therefore, the judicial action for the recognition of the Arbitration Award is suspended while the amparo is being resolved.

     Nitrogeno de Cantarell - In December 2003, Compania de Nitrogeno de Cantarell, S.A. de C.V. (CNC) initiated an arbitration proceeding against the joint venture formed between ICA Fluor Daniel, S. de R.L. de C.V. and Linde AG in connection with the construction of the Cantarell nitrogen plant. CNCs demand was made directly against the joint venture members, as well as their respective parent companies, Empresas ICA Sociedad Controladora, S.A. de C.V., Fluor Corporation and Linde L.P.M., as guarantors for the joint venture.

     To date the respondents have filed a joint answer and a counterclaim against CNC. The arbitration is currently in the hearing phase. Due to the complexity of this case and the voluminous amounts of evidence and witness testimony that has been presented by the parties, the arbitrators decided to extend the arbitration proceedings. Taking into consideration the arbitrators availability, we estimate that the arbitration hearings will conclude during the fourth quarter in 2005.


     5. Stockholders Equity

     a) At March 31, 2005, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:

                                          SHARES                  AMOUNT
                                     --------------             ----------
Subscribed and paid shares            1,865,054,114       Ps.    3,173,580
Shares held in Treasury                  82,848,239                 91,561
                                      -------------             ----------
                                      1,947,902,353       Ps.    3,265,141
                                      =============              =========


     b) Fixed common stock is Ps.480,713. During the Stockholders' Extraordinary General Meeting held on November 19, 2004, the stockholders agreed to adjust the number of shares comprising fixed common stock from 434,971,287 to 282,506,196, so that, when multiplied by the new theoretical value of shares, Ps.1.7016, the resulting amount is the authorized minimum stock. Variable common stock may not exceed ten times fixed common stock.

     c) On November 17, 2003, at an ordinary general stockholders meeting, the Companys stockholders approved a Ps.2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:

(i) 52,307,511 shares set aside for the convertible subordinated debentures (ii) 12,364,217 shares were set aside for the performance bonus plan; and (iii) 18,546,326 shares were set aside for the stock option plan.


     Of the total resources obtained by the capital increase of Ps.2,486,246 (nominal value), as of December 31, 2003, the Company raised Ps.2,120,916 through the capital increase. As of January 9, 2004, the Company raised the remaining Ps.365,330 (nominal value), after which the capital increase was fully subscribed and paid-in. Additionally, as of December 31, 2003, the Company issued an additional 369,815 out of the treasury shares mentioned above, totaling Ps. 1,387, which includes Ps.981 of additional paid-in capital.

     d) During the Stockholders Ordinary General Meeting held on April 16, 2004, the stockholders agreed to assign the 52, 307,511 shares held in the Companys treasury to meet commitments under the Stock Plan for officers and employees of Grupo ICA. The initial intention was to exchange such shares for convertible debentures; however, upon maturity, they were settled. The actual number of shares assigned to the plan was 57,886,395.

     e) At the ordinary stockholders meeting held on April 16 and 29, 2004 and 2003 respectively, the stockholders approved the results of operations for the years ended December 31, 2003 and 2002.

     f) At the ordinary stockholders meeting held on April 21, 2005, the stockholders approved the results of operations for the year ended December 31, 2004 through to apply losses of Ps.(4,784,660)and Ps. 403,191 against the cumulative restatement of common stock, Additional paid-in capital and Reserve for repurchase of shares of Ps. (1,097,399), Ps. (3,291,454) and Ps. (798,998)
respectively.

     g) At the ordinary stockholders' meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Company's stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICA's management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the option plan, ICAs employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     The Stockholders Ordinary General Meeting of April 16, 2004, approved a resolution to cancel the Companys stock options and maintain the share purchase agreements offered to its officers until their expiration. Consequently, the Meeting approved that the Treasury Department would hold 24,961,848 shares for subscription and payment at $3.75, and also ordered the amendment of the aforementioned agreements. As there were no assignments or cancellations during 2004, the Company still maintains 24,961,848 shares.

     During 2003 and 2002, under this plan, options were granted to ICAs employees to buy 7,663,088, and 8,087,866 shares, respectively, at a price of Ps.3.75 and Ps.3.88 this figure was modified based on the instructions issued by the Meeting and with the approval of the CNBV. As of December 31, 2003 and 2002, 9,385,686 and 9,166,194 options were forfeited, respectively. The number of outstanding option at December 31, 2004, 2003 and 2002 was 24,961,848, 24,961,848 and 17,518,252, respectively.

     h) Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%, it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment

     i) At March 31, 2005, stockholders majority equity at historical and restated values were as follows:


                                                           HISTORICAL     RESTATEMENT         TOTAL
Common stock ........................................   Ps. 3,173,580   Ps. 1,130,776   Ps. 4,304,356
Additional paid-in capital ..........................       1,484,582       3,328,778       4,813,360
Reserve for repurchase of shares ....................       1,433,229               0       1,433,229
Accumulated deficit .................................      -5,645,635       1,144,740      -4,500,895
Insufficiency from restatement of capital ...........               0        -466,780        -466,780
                                                                    -         -------         -------
                                                        Ps.   445,756   Ps. 5,137,514   Ps. 5,583,270
                                                              =======       =========       =========

     6. Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value). EN ASAMBLEA ORDINARIA DE ACCIONISTAS CELEBRADA EL 21 DE ABRIL DE 2005, SE ACORDO AMORTIZAR LA CANTIDAD DE $798,998 DE LA RESERVA PARA RECOMPRA DE ACCIONES POR LO QUE EL SALDO DE ESTA RESERVA ASCIENDE A LA CANTIDAD DE $634,231.

     7. Financing Cost

                               TOTAL    CAPITALIZED  (INCOME) LOSS
                               -------  -----------  --------------
INTEREST EXPENSE ..........     75,170        451       74,719
INTEREST INCOME ...........    -40,712       (175)     -40,537
EXCHANGE LOSS (GAIN), NET .     -9,969     -3,434       -6,537
GAIN FROM MONETARY POSITION     -8,247       -524       -7,721
                                ------     ------       ------
TOTAL .....................     16,242     -3,682      -19,924
                                ======     ======       ======

     8. Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Companys ownership of the voting shares of its subsidiaries. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year. As far as December 31, 2004 the tax results of the subsidiaries are consolidated at 60% of such proportion. Beginning in 2005, tax consolidation will be based upon 100% of the above proportions. Provisional income tax payments by the Company and its subsidiaries are made as if the Company did not file a consolidated tax return. Provisional payments of asset tax are made on a consolidated basis. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return. Relative to provisional payments of assets tax of the minority interest are paid to the Secretariat of treasury and public credit, and the mayority interest is paid to holding Company.

     B) As of March 31, 2005, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:


INCOME TAX:
CURRENT ..........................            Ps.    23,404
DEFERRED .........................                   65,543
                                                  ---------
                                                     88,947
EMPLOYEE STATUTORY PROFIT-SHARING:
CURRENT ..........................                    8,516
DEFERRED .........................                     -592
                                                  ---------
                                              Ps. 7,924


     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.

     D) At December 31, 2004 the Company has consolidated Asset tax credits of Ps. 1,827,799 which expire from in 2007 through 2014 and tax loss carryforwards for an amount of Ps. 3,059,396, which expire from 2009 through 2014.

     9. Related Party Transactions

     As part of the non-core divestment program, during 2004, the Company sold Simex, ICA's subsidiarie specialized development electric systems, included vehicles register's systems for tolls booth, to Saturnino Suarez Reynoso for 8.3 million pesos. Mr.Suarez Reynoso was member our board of directors, until Abril 16, 2004. The sale produced a lost for 7.6 million pesos is presented in other financial operations from te income statement. This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors.

     10. Extraordinary items (n/a)

     11. Effects at the beginning of the period for changes in accounting principles

     12. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                        Restated
                     Monthly net   Cumulative    Ending  Beginning     monthly
Month                  results     net results   factor   factor    net results
--------------------------------------------------------------------------------
2004
APRIL ..............     (4,173)     (4,173)      1.04      1.00   Ps.   (4,225)
MAY ................    (50,644)    (54,817)      1.04      1.00        (52,531)
JUNE ...............    (57,357)   (112,174)      1.04      0.99        (60,223)
JULY................    (37,600)   (149,774)      1.04      1.00        (38,594)
AUGUST .............     63,181     (86,593)      1.03      1.00         66,831
SEPTEMBER ..........     12,078     (74,515)      1.02      1.00         13,934
OCTOBER ............     25,357     (49,158)      1.01      1.00         26,735
NOVEMBER ...........      5,425     (43,733)      1.00      1.00          6,737
DECEMBER ...........    220,223     176,490       1.00      1.00        222,210
2005
JANUARY ............     25,070     201,560       1.00      1.00         25,266
FEBRUARY............    126,772     328,332       1.00      1.00        127,259
MARCH ..............    (84,299)    244,033       1.00      1.00        (84,982)
                                                                        --------
Net results of majority interest- last twelve months ............. Ps.   92,716
                                                                         =======

     13. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of six months ended September 30, 2004 and 2003:

----------------------------------------------------------------------------------------------------------------------------
                                                                          REAL STATE
THOUSAND PESOS MARCH-2005   CIVIL   INDUSTRIAL       CPC         TOTAL         AND       INFRAEST.
       CONCEPT              CONST.      CONST.       RODIO     CONSTRUC      HOUSING    OPERATIONS       OTHER       CONSOL.
-----------------------------------------------------------------------------------------------------------------------------
REVENUES ...........    1,992,166    1,802,292      587,311    4,381,769      393,972      120,054       51,184     4,946,979
INTERSEGMENT
REVENUES  AND OTHER       620,503      142,736        2,996      766,235       97,652       19,592       51,246       934,725
EXTERNAL REVENUES ..    1.371,663    1,659,556      584,315    3,615,534      296,320      100,462          (62)    4,012,254
OPERATING INCOME ...       69,992       67,165       17,528      154,684       34,434        9,909            0       199,028
SEGMENT ASSETS .....    8,476,841    4,744,198    1,967,707   15,188,746    2,081,251    4,644,769   (1,131,212)   20,783,554
CAPITAL EXPENDITURES       28,603       16,151       14,362       59,116          478       11,745        1,292        72,631
DEPRECIATION AND
AMORTIZATION .......       87,033       31,530       19,022      137,585          993       36,499        1,999       177,076




------------------------------------------------------------------------------------------------------------------------------
                                                                           REAL SATATE
THOUSAND PESOS MARCH-2005   CIVIL  INDUSTRIAL          CPC        TOTAL        AND          INFRAEST.
       CONCEPT              CONST.      CONST.        RODIO     CONSTRUC    HOUSING       OPERATIONS      OTHER        CONSOL.
------------------------------------------------------------------------------------------------------------------------------
REVENUES ...........    1,297,943    1,160,960       427,950    2,886,853      308,998       125,461      145,750     3,467,062
INTERSEGMENT
REVENUES  AND OTHER       431,772      186,102             0      617,875       85,174        20,817      117,724       841,590
EXTERNAL REVENUES ..      866,171      974,858       427,950    2,268,979      223,824       104,644       28,025     2,625,472
OPERATING INCOME ...       72,311      (25,938)        4,068       50,441       (5,927)       17,146        3,980        65,639
SEGMENT ASSETS .....    6,034,095    3,155,686     1,592,977   10,782,759    2,101,398     5,134,183     (418,045)   17,600,295
CAPITAL EXPENDITURES      445,063        8,645         2,802      456,510        1,285         7,390       11,151       476,336
DEPRECIATION AND
AMORTIZATION .......      210,851        2,699         2,514      216,065          932        32,943        9,165       259,105



     14. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.-Organized markets with their respective countries are as follows:

        New York Stock Exchange ............ USA
        Mexican Stock Exchange ............. MEXICO
        Seaq International of the International Stock Exchange of the United
         Kingdom and the Republic of Ireland Ltd.

     3.-An only one-share series exist, incorporated to the program.

     4.-Shares ratio per ADR is 6 to 1.

     5.-Number of shares subscribed to the program and percentage from common stock at December 31, 2004 are as follows:

        Originally:.......  28,750,000
        Now :.... ........  27,328,006
        Percentage: ......       8.79%

     6.- Guardian institution or bank, for CPO'S: Banamex.

     7.- Guardian institution or bank, for ADR'S: Bank of New York.

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur 1971 torre sur piso 7
Col. Guadalupe Inn 01020 Mexico, D.F. 01020

Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas Ica Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period March 31, 2005, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely

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Ing. Bernardo Quintana
President



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Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance



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Lic. Bernardo Sepulveda Amor
General Counsel